UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  2)*

                                                       Empresas ICA, S.A. de C.V. (1)

(Name of Issuer)

                                    Ordinary Shares of Common Stock  ("Shares")

(Title of Class of Securities)

                              292448206 (2)

(CUSIP Number)

Manuel Abud Elias

Palmas 735

Suite 1406

Mexico City 11000, Mexico

(5255) 5202-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 20)

_________________________

(1)	Translation of Issuer’s Name: The ICA Corporation.
(2)	No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 292448206 is only for the American Depositary Shares (the “ADSs”) representing Shares.

CUSIP No. Not Applicable	13D	Page 2 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bernardo Quintana Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 16,851,633 Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,141,540 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 16,851,633 Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 15,141,540 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,993,173 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 3 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alexandra Kawage de Quintana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,343,272 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 4,343,272 Shares (See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,343,272 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 4 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Ana Alejandra Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,021,892 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,021,892 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,892 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 5 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alonso Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,972,824 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,972,824 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,824 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 6 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Diego Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,262,492 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,262,492 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,492 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 7 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Maria Andrea Cecilia Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 946,325 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 946,325 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,325 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 8 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Rodrigo A. Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,869,734 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,869,734 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,734 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 9 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jeronimo Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,761,404 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,761,404 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,404 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 10 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bernardo Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 237,264 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 237,264 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,264 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 11 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Martha Quintana de Zarak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 150,000 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 150,000 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 12 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Claudia Quintana de Tinajero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 275,000 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 275,000 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,000 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 13 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cecilia Quintana de Orvañanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 215,000 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 215,000 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 14 of 20

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Luis Quintana Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,333 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 86,333 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,333 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 15 of 20

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2003 (the “Schedule 13D”) by Bernardo Quintana Isaac with respect to the Ordinary Shares of Common Stock (“Shares”) of Empresas ICA, S.A. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 18, 2005, Bernardo Quintana Isaac purchased 231,996 in a transaction on the Mexican Stock Exchange at a price of Ps.4.04 per Share. The aggregate amount of personal funds utilized by Mr. Quintana to purchase the Shares was U.S.$89,191 (Ps.937,264 converted to dollars at an exchange rate of Ps.10.5085 per U.S. dollar, the noon buying rate for Mexican pesos on February 13, 2006 as published by the Federal Reserve Bank of New York).

In August 2005, the Quintana Family purchased an aggregate of 25,269,840 million newly issued Shares in the Capital Increase described and defined in Item 4 below. The aggregate amount of funds utilized by the Quintana Family to purchase the new Shares in the Capital Increase was U.S.$10,821,171 (Ps.113,714,280 converted to dollars at an exchange rate of Ps.10.5085 per U.S. dollar, the noon buying rate for Mexican pesos on February 13, 2006 as published by the Federal Reserve Bank of New York). Each member of the Quintana Family used personal funds to subscribe for the new Shares.

Item 4.	Purpose of Transaction.

On May 7, 2004, Bernardo Quintana Isaac transferred 7,979,750 additional Shares to his son Jeronimo Quintana Kawage. This transfer was made without the payment of any consideration.

On August 10, 2005 the Issuer sold 543,734,950 newly-issued Shares at a price of Ps. 4.50 per share through the Mexican Stock Exchange and to institutional investors outside of Mexico. Sixty-five percent of the shares were placed through the Mexican Stock Exchange and thirty-five percent were placed with institutional investors outside Mexico, including to certain qualified institutions in the United States in an offering exempt from registration under Section 4(2) of the U.S. Securities Act of 1933, as amended (the “Capital Increase”). The Quintana Family purchased an aggregate of 25,269,840 new Shares at a purchase price of Ps.4.50 per Share in the Capital Increase. Of this amount, 3,410,832 Shares were purchased by Alexandra Kawage de Quintana; 850,554 Shares were purchased by Ana Alejandra Quintana Kawage; 4,174,542 Shares were purchased by Alonso Quintana Kawage; 2,985,552 Shares were purchased by Diego Quintana Kawage; 850,548 Shares were purchased by Maria Andrea Cecilia Quintana Kawage; 2,985,552 Shares were purchased by Rodrigo A. Quintana Kawage; 8,588,676 Shares were purchased by Jeronimo Quintana Kawage; and 1,423,584 Shares were purchased by Bernardo Quintana Kawage.

On December 12, 2005 the Issuer completed a one-for-six reverse stock split in which each holder of Shares received one newly issued Share in exchange for 6 old Shares (the “Reverse Stock Split”). No additional consideration was paid by any holder of Shares or to any holder of Shares in connection with the Reverse Stock Split. After taking into account the

CUSIP No. Not Applicable	13D	Page 16 of 20

Capital Increase and the Reverse Stock Split, as of December 31, 2005, the Company had 402,657,260 Shares outstanding.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

CUSIP No. Not Applicable	13D	Page 17 of 20

Item 5.	Interest in Securities of the Issuer.

(a)          After giving effect to the Capital Increase and the Reverse Stock Split and described in Item 4, the Reporting Persons have the following direct interests in Shares:

	Shares(1)
	Number(2)	% of Class
Bernardo Quintana Isaac(2)	16,851,633	4.2%
Alexandra Quintana de Kawage	4,343,272	1.1%
Ana Alejandra Quintana Kawage	1,021,892	0.3%
Alonso Quintana Kawage(3)	1,972,824	0.5%
Diego Quintana Kawage(4)	1,262,492	0.3%
Maria Andrea Cecilia Quintana Kawage	946,325	0.2%
Rodrigo A. Quintana Kawage	1,869,734	0.5%
Jerónimo Quintana Kawage	2,761,404	0.7%
Bernardo Quintana Kawage	237,264	0.1%
Martha Quintana de Zarak	150,000	0.0%
Claudia Quintana de Tinajero	275,000	0.1%
Cecilia Quintana de Orvañanos	215,000	0.1%
Luis Quintana Isaac	86,333	0.0%

(1)	Based upon 402,657,260 Shares outstanding as of December 31, 2005.
(2)

Excludes 2,100,961 Shares beneficially owned by Bernardo Quintana Isaac through a trust (the “Management Trust”) holding shares for the benefit of management of the Issuer. The voting and disposition of shares held in the Management Trust is directed by an 8 person technical committee composed of members of the Issuer’s board of directors, which includes Bernardo Quintana Isaac.

(3)	Excludes 23,230 Shares beneficially owned by Alonso Quintana Kawage through the Management Trust.
(4)	Excludes 23,273 Shares beneficially owned by Diego Quintana Kawage through the Management Trust.

(c)          All transactions in Shares effected by the Reporting Persons during the past 60 days, excluding transactions previously reported on the Schedule 13D, are listed in Schedule I hereto.

CUSIP No. Not Applicable	13D	Page 18 of 20

Item 7.	Material to be Filed as Exhibits

	Exhibit No.	Description

	1.1	Power of Attorney of Jeronimo Quintana Kawage
	1.2	Power of Attorney of Bernardo Quintana Kawage
	2	Amended and Restated Joint Filing Agreement

The Powers of Attorney and Joint Filing Agreement filed as exhibits to Amendment No. 1 to the Schedule 13D are hereby incorporated herein by reference.

CUSIP No. Not Applicable	13D	Page 19 of 20

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Bernardo Quintana Isaac	* By:/s/ Manuel Abud Elias
*	Manuel Abud Elias
Alexandra Kawage de Quintana	Attorney-in-Fact
*
Ana Alejandra Quintana Kawage
*	February 22, 2006
Alonso Quintana Kawage
*
Diego Quintana Kawage
*
Maria Andrea Cecilia Quintana Kawage
*
Rodrigo A. Quintana Kawage
*
Jeronimo Quintana Kawage
*
Bernardo Quintana Kawage
*
Martha Quintana de Zarak
*
Claudia Quintana de Tinajero
*
Cecilia Quintana de Orvañanos
*
Luis Quintana Isaac

CUSIP No. Not Applicable	13D	Page 20 of 20

SCHEDULE I

The Reporting Person effected the following transactions in Shares on Mexican Stock Exchange.

Reporting Person	Type of Transaction	Trade Date	Number of Shares*	Price Per Share*
Bernardo Quintana Isaac	Purchase	May 18, 2005	231,996	Ps.4.04
Alexandra Kawage de Quintana	Purchase	August 10, 2005	3,410,832	Ps.4.50
Ana Alexandra Quintana Kawage	Purchase	August 10, 2005	850,554	Ps.4.50
Alonso Quintana Kawage	Purchase	August 10, 2005	4,174,542	Ps.4.50
Diego Quintana Kawage	Purchase	August 10, 2005	2,985,552	Ps.4.50
María Andrea Cecilia Quintana Kawage	Purchase	August 10, 2005	850,548	Ps.4.50
Rodrigo Antonio Quintana Kawage	Purchase	August 10, 2005	2,985,552	Ps.4.50
Jeronimo Quintan Kawage	Purchase	August 10, 2005	8,588,676	Ps.4.50
Bernardo Quintana Kawage	Purchase	August 10, 2005	1,423,584	Ps.4.50

* Number of shares and price per share given on a pre-Reverse Stock Split basis

Bernardo Quintana Isaac made the following transfer to a member of the Quintana Family:

Recipient of Shares	Type of Transaction	Transfer Date	Number of Shares*	Price Per Share*
Jeronimo Quintana Kawage	Gift	May 7, 2004	7,979,750	Ps.0

* Number of shares and price per share given on a pre-Reverse Stock Split basis

_________________________

 Excludes any transactions effected by the Management Trust.